

prepared and **ready.**

cffn 2010

ANNUAL MEETING

Welcome to the 2010 Annual Meeting of

Capitol Federal Financial, Inc.



2010 CAPITOL FEDERAL FINANCIAL, INC. STOCKHOLDERS MEETING





prepared and **ready.**

2010
cffn
ANNUAL MEETING

Board of Directors

B. B. Andersen
John B. Dicus, *Chairman, President & CEO*
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
Jeffrey R. Thompson
Marilyn S. Ward





Capitol Federal Management

John B. Dicus, *Chairman, President & CEO*
R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Rick C. Jackson, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*





Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.





Welcome Dividend

The Board has declared a $0.60 per share "welcome" dividend payable on March 25, 2011, to all stockholders of record as of March 11, 2011.





Selected Balance Sheet Data

(*in thousands*)	December 31, 2010	September 30, 2010
Total Assets	$9,798,294	$ 8,487,130
Total Loans	$5,121,018	$5,168,202
Total Deposits	$4,682,101	$4,386,310
Total Borrowings	$3,018,735	$3,016,980
Total Stockholders' Equity	$2,018,973	$961,950





Financial Performance FY 2010

Net Income (in millions)	$67.8
Net Interest Margin	2.06%
Return on Average Assets	0.80%
Return on Average Equity	7.09%





Capitol Federal Financial

Financial Performance FY 2010

Efficiency Ratio	43.99%
Operating Expense Ratio	1.06%
Non-performing Assets to Total Assets	0.49%
Equity to Total Assets	11.33%





Branch Expansion
Since October 2009

- Barry Road Price Chopper - Kansas City, MO

- Embassy Plaza - Kansas City, MO

- Andover Marketplace - Andover, KS

- Gardner Price Chopper - Gardner, KS





Payment of Dividends

- CFFN paid dividends of $12.1 million, or $0.075 per share, on February 18, 2011.

- The Board has committed to pay 100% of earnings in the form of dividends for fiscal years 2011 and 2012.





Calendar Year Dividend History

(in millions)





Cumulative Cash Returned to Stockholders

(in millions)

$805.7

Stockholder dividends

Stock repurchases

$750

$500

$250

$0

FY 1999 - February 2011





Capitol Federal Financial

Second-Step Conversion

- **Conversion from a mutual holding company form of organization to a stock form of organization completed in December 2010. Capitol Federal Financial was succeeded by Capitol Federal Financial, Inc.**

- **Capitol Federal Financial, Inc. sold 118,150,000 shares of common stock at $10.00 per share in a public offering**.



2010 CAPITOL FEDERAL FINANCIAL, INC. STOCKHOLDERS MEETING



Second-Step Conversion

Total shares sold	118,150,000
Existing shares converted (21,799,861 x 2.2637)	49,348,345
Less fractional shares	(4,737)
Total shares outstanding at 12/31/2010	167,493,608
Less unallocated ESOP and RRP shares	(6,000,952)
Net shares outstanding at 12/31/2010	161,492,656



Capitol Federal Financial

Second-Step Conversion

- **Net proceeds from the stock offering were $1.13 billion.**

- **50%, or $567.4 million, was contributed to the Bank, the minimum required by the OTS.**

- **The Bank intends to use the proceeds as follows:**
  - **To purchase loans and support internal growth**
  - **Enhance existing products and services**
  - **Invest in securities**
  - **Branch expansion**



Capitol Federal Financial

Second-Step Conversion

- **The other 50% remained at Capitol Federal Financial, Inc.**
  - **$40.0 million contributed to the Bank's charitable foundation, Capitol Federal Foundation.**
  - **$47.3 million loaned to the Bank's ESOP for its purchase of Capitol Federal Financial, Inc. shares**
  - **$53.6 million to repay outstanding debentures**
  - **The remainder will be used to repurchase shares, pay dividends, and finance other corporate strategies**





Questions & Answers



2010 CAPITOL FEDERAL FINANCIAL, INC. STOCKHOLDERS MEETING



Thank you for attending.



2010 CAPITOL FEDERAL FINANCIAL, INC. STOCKHOLDERS MEETING





prepared and **ready.**

cffn 2010

ANNUAL MEETING